UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

THE PANTRY, INC
(Name of Registrant as Specified in Its Charter)

JCP INVESTMENT PARTNERSHIP, LP
JCP DRAWDOWN PARTNERSHIP, LP
JCP INVESTMENT PARTNERS, LP
JCP INVESTMENT HOLDINGS, LLC
JCP INVESTMENT MANAGEMENT, LLC
JAMES C. PAPPAS
LONE STAR VALUE INVESTORS, LP
LONE STAR VALUE INVESTORS GP, LLC
LONE STAR VALUE MANAGEMENT, LLC
JEFFREY E. EBERWEIN
TODD E. DIENER
JOSHUA E. SCHECHTER

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 12, 2014

CONCERNED PANTRY SHAREHOLDERS

___________________, 2014

Dear Fellow Pantry Stockholder:

JCP Investment Management, LLC and Lone Star Value Management, LLC, together with the other members of Concerned Pantry Shareholders (collectively, “Concerned Pantry Shareholders,” “CPS” or “we”) and the participants in this solicitation are the beneficial owners of an aggregate of 630,203 shares of common stock, par value $0.01 per share (the “Common Stock”), of The Pantry, Inc., a Delaware corporation (“Pantry” or the “Company”), representing approximately 2.7% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.  We are seeking your support for the election of our three nominees at the annual meeting of shareholders scheduled to be held at ______________ located at ___ ________, ________ on Thursday, March 13, 2014 at __:__ _.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  We are seeking minority representation on the Board because we believe that the Board should include direct shareholder representatives, who have appropriate and relevant skill sets and a shared objective of enhancing value for the benefit of all Pantry stockholders. The individuals we have nominated are highly-qualified, capable and ready to serve stockholders to help make Pantry a stronger, more profitable, and ultimately more valuable company.

CPS is a group of independent stockholders of Pantry that was formed for the purpose of seeking to unlock value at Pantry.  Our interests are fully aligned with the interests of all Pantry stockholders. We believe there is significant value to be realized at Pantry.  However, we are concerned that the Board is not taking the appropriate action to address the Company’s perennial underperformance and unlock value for the benefit of all stockholders.  Given the Company’s dismal financial and stock price performance, failed execution and poor corporate governance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of Pantry, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company’s stockholders realize maximum value for their investment.

We are not seeking control of the Board. If elected, our nominees will represent a minority of the members of the Board, which is currently composed of nine members, and therefore it is not guaranteed that they will have the ability to enhance stockholder value.  Our nominees are committed to working constructively with the other members of the Board to help reexamine the Company’s current strategy and focus on specific opportunities to enhance value for stockholders.  If elected, these directors will seek to (i) explore opportunities to monetize the Company’s valuable real estate assets, (ii) focus on long-term opportunities to expand the quick service restaurants initiatives under the oversight  of directors with meaningful restaurant experience, (iii) reduce the Company’s debt; (iv) improve capital allocation strategy and returns on invested capital, (v) reduce remodeling costs and shrink general and administrative (G&A) expenses and (vi) focus on identifying and executing on incremental opportunities to drive additional revenue.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about ____________, 2014.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact InvestorCom, Inc., which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

Concerned Pantry Shareholders

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of CPS’s proxy materials,
please contact InvestorCom at the phone numbers listed below.

65 Locust Avenue, Suite 302
New Canaan, CT  06840
Shareholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 12, 2014

2014 ANNUAL MEETING OF STOCKHOLDERS
OF
THE PANTRY, INC.
_________________________

PROXY STATEMENT
OF
CONCERNED PANTRY SHAREHOLDERS
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

JCP Investment Partnership, LP (“JCP Partnership”), JCP Drawdown Partnership, LP (“JCP Drawdown”), JCP Investment Partners, LP (“JCP Partners”), JCP Investment Holdings, LLC (“JCP Holdings”), JCP Investment Management, LLC (“JCP Management”), James C. Pappas, Lone Star Value Investors, LP (“Lone Star Value Investors”), Lone Star Value Investors GP, LLC (“Lone Star Value GP”), Lone Star Value Management, LLC (“Lone Star Value Management”), Jeffrey E. Eberwein, Todd E. Diener and Joshua E. Schechter (collectively, “Concerned Pantry Shareholders,” “CPS” or “we”) are significant stockholders of The Pantry, Inc., a Delaware corporation (“Pantry” or the “Company”), owning approximately 2.7% of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be significantly reconstituted to ensure that the interests of the shareholders, the true owners of Pantry, are appropriately represented in the boardroom.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held at ______________ located at ___ ________, ________, _________ _______ on Thursday, March 13, 2014 at __:__ _.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect CPS’s three (3) director nominees, Todd E. Diener, James C. Pappas and Joshua E. Schechter, (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve until the 2015 annual meeting of shareholders and until their respective successors are duly elected and qualified;

2.	To approve on an advisory (nonbinding) basis named executive officer compensation;

3.
To ratify the action of the Audit and Finance Committee (the “Audit Committee”) in appointing Deloitte & Touche LLP as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year ending September 25, 2014;

4.	If properly presented at the Annual Meeting, to consider on an advisory (nonbinding) basis, if presented, a shareholder proposal requesting a human rights report; and

5.	To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

This Proxy Statement is soliciting proxies to elect not only our three Nominees, but also the candidates who have been nominated by the Company other than _______________, _______________, and _______________.  This gives stockholders who wish to vote for our Nominees the ability to vote for a full slate of nine nominees in total. As of the date hereof, the members of CPS and the Nominees collectively own 630,203 shares of Common Stock (the “CPS Group Shares”).  We intend to vote the CPS Group Shares FOR the election of the Nominees, [FOR/AGAINST] the approval of the advisory vote to approve named executive officer compensation, [FOR] the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for fiscal 2014, and [FOR/ AGAINST] the shareholder proposal requesting human rights reports, as described herein.

While we currently intend to vote the CPS Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the CPS Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders.  Stockholders should understand, however, that all shares of Common Stock represented by the enclosed GOLD proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with CPS’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

The Company has set the close of business on January 16, 2014 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 305 Gregson Drive, Cary, North Carolina 27511.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 23,468,045 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY CPS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH CPS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

CPS URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at
[_______________________]

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  CPS urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees and in accordance with CPS’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to CPS, c/o InvestorCom, Inc. (“InvestorCom”), in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our three Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

65 Locust Avenue, Suite 302 New Canaan, CT 06840 Shareholders call toll free at (877) 972-0090 Banks and Brokers may call collect at (203) 972-9300

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•	Starting in April 2012 members of CPS first invested in the Shares and conducted extensive due diligence on Pantry. CPS began accumulating a position in the Company in September 2013.

•
On December 3, 2013, representatives of CPS met in person with members of Pantry’s management, specifically, Clyde Preslar, Chief Financial Officer, Berry L. Epley, Assistant Corporate Secretary and Controller, and Andrew Hinton, Director, Treasury Operations.  During the meeting, CPS expressed its concerns over the prolonged underperformance of the Company and presented its views on actions within the control of management and the Board that can be taken to address the issues.  CPS also voiced its concern that Pantry may be in danger of breaching a covenant under its Fourth Amended and Restated Credit Agreement with Wells Fargo Bank, National Association (the “Wells Fargo Loan Agreement”), an issue with which Messrs. Preslar, Epley and Hinton appeared unfamiliar.  CPS expressed its views that a Board reform, including through the addition of direct shareholder representatives, is an important part of restoring Pantry to profitability.

•
On December 9, 2013, during a call with Thomas M. Murnane, Chairman of the Corporate Governance and Nominating Committee of the Board (the “Nominating Committee”), representatives of CPS reiterated CPS’s position that Board composition should be improved and expressed desire to engage in private and constructive dialogue with Pantry over the optimal Board structure.

•
On December 13, 2013, CPS delivered a letter to Pantry (the “Nomination Letter”) nominating nine nominees for election to the Board at the Annual Meeting.  In the Nomination Letter, CPS stated that it had not yet determined the total number of directors that it would seek to elect at the Annual Meeting, and reserved its right to either withdraw certain or all of its nominees or to nominate additional nominees for election of the Board at the Annual Meeting, depending on certain factors, including the total number of directors up for election at the Annual Meeting and the Company’s financial and operational performance.

•
On December 18, 2013, in a call with Dennis G. Hatchell, Chief Executive Officer (“CEO”), Thomas D. Carney, General Counsel, and Messrs. Preslar and Hinton, representatives of CPS, once again stated its belief that the Board should be reconstituted and its desire to engage in a constructive dialogue with the Company. CPS noted it understands that the current senior management is new and while it hopes that they can turn the Company’s performance around, CPS believes that a successful turnaround of Pantry can only be achieved where there is effective oversight by a Board which includes highly-qualified shareholder representatives.

•
On December 20, 2013, Pantry announced its entry into an Amendment to the Wells Fargo Loan Agreement which extended the date on which the required minimum Consolidated Interest Coverage Ratio (as defined in the Wells Fargo Loan Agreement) increases from 2.0 to 1.0 to 2.25 to 1.0 from December 26, 2013 to September 25, 2014.  Pantry stated that the date was extended to ensure additional financial cushion.

•
On December 23, 2013, members of CPS held a teleconference with Ed Holman, Chairman of the Board, and Mr. Murnane, the Chairman of the Nominating Committee.  In the course of this conversation, CPS reiterated its views regarding the need for meaningful Board reform.

•
On December 27, 2013, Mr. Holman and Mr. Pappas had a telephonic discussion during which Mr. Pappas made it clear the CPS believes that given Pantry’s sustained underperformance and deep undervaluation the Board must be significantly reconstituted and the addition of one or two new directors is not sufficient.

•
On December 30, 2013, CPS representatives held another telephone discussion with Messrs. Holman and Murnane regarding Board composition.  Despite two of Pantry directors announcing their intention not to stand for reelection at the Annual Meeting, and the Nominating Committee having to evaluate candidates to make recommendations for their replacement(s), Pantry’s representatives were not open to reaching an agreement with CPS for the addition of any of its nominees to the Board.  Messrs. Holman and Murnane suggested that the Nominating Committee will review the applications of one or two of CPS’s candidates subject to CPS providing further information and references for such candidate(s) in addition to the information already provided to Pantry in the Nomination Notice which included all information required to be provided with respect to a director candidate in connection with a solicitation of proxies for his/her election.

•
On December 31, 2013, in an attempt to be constructive and make every effort to reach mutually agreeable resolution regarding the composition of the Board, CPS delivered a letter to Pantry providing additional information with respect to four of its candidates along with the contact information of references and case studies demonstrating the performance of public companies where the candidates serve or had served as members of the board of directors.

•	Also on December 31, 2013, Mr. Murnane declined an email invitation to meet with Mr. Schechter.

•
On January 9, 2014, in an email, Mr. Murnane informed Mr. Pappas that the Nominating Committee has decided not to recommend any of CPS’s nominees for addition to the Board on the grounds that they did not meet “[the Company’s] current criteria [that] call for operational experience as either the CEO of a public company, preferably in grocery, or as a senior executive with expertise in the fuels area.”  Notably none of the current directors of Pantry meet these criteria.  Based on Pantry’s public disclosure only Mr. Holman has ever served as the CEO of a public company and such company, Galyan’s Trading Company, where he was a CEO for one year between 2003 and 2004, is a sporting goods store.

•
On January 23, 2014, JCP Investment Partnership delivered a letter to Mr. Carney in his capacity as the corporate secretary of the Company requesting to inspect certain books and records of Pantry to which JCP Investment Partnership is entitled under Delaware law as a shareholder of the Company.

•
On January 24, 2014, CPS issued a press release announcing its intention to seek the election of three independent, highly-qualified candidates, Messrs. Diener, Pappas and Schechter, at the Annual Meeting.  In the press release, CPS outlined its concerns with the prolonged underperformance of Pantry on an absolute basis and relative to its peers in the S&P 500 Index and the destruction of shareholder value.  CPS also highlighted its serious concerns with the misalignment of interests between directors and shareholders, the reactive and minimal changes to the Board composition and poor corporate governance.  CPS concluded that despite the Company’s reluctance to engage in productive discussion to date, the group remains open to engaging in a meaningful dialogue over Board reform in the best interests of all shareholders.

•
Also, on January 24, 2014, in accordance with the requirements of Pantry’s Amended and Restated Bylaws, CPS supplemented the Nomination Notice to provide certain updated information as of the Record Date for the Annual Meeting and to formally notify the Company of its intention to seek the election of three candidates to the Board at the Annual Meeting.

•	On January 29, 2014, the Company filed a preliminary proxy statement in connection with the Annual Meeting.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT CHANGE IN A SIGNIFICANT PORTION OF PANTRY’S BOARD IS NEEDED NOW

CPS has conducted extensive due diligence on Pantry and its business. In so doing, we have carefully analyzed the Company’s operating and financial performance and have reviewed the competitive landscape in the convenience and petroleum retailing sector in which it operates.  In a press release and numerous private communications with certain members of management and the Board, we have demonstrated the causes for our concerns with Pantry and have clearly articulated our views on the challenges Pantry faces, and the future opportunities it can hope to capture over the long term.  We are disappointed by this Board’s failure to address the issues we have identified and question whether the Board as currently composed has the commitment and open-mindedness to maximize opportunities for value creation over the next 5 to 10 years.

Specifically:

➢
we are concerned with the Company’s prolonged underperformance and deep undervaluation as well as the Board’s continued failure to address these issues and believe the Board can benefit from the addition of new directors with the financial expertise to orchestrate a turnaround;

➢
we are concerned with the Board's overly lax approach to capital allocation and to compliance with debt covenants and believe the Board can greatly benefit from the addition of directors who are focused on improved returns on investment and fiscal discipline;

➢
we are concerned with the lack of restaurant experience on the Board, especially given the Board's focus on expanding Pantry's quick service restaurants and believe the Board needs directors with decades of restaurant experience in senior executive and director capacity;

➢
we are concerned with the lack of sufficient stock ownership by Pantry's current directors and the resulting misalignment of interests and believe the Board will be greatly improved by the addition of direct shareholder representatives to the Board; and

➢
we are concerned that the Board is stale and insulated by anti-shareholder defenses and poor corporate governance and we believe new directors who are open-minded and fully committed to exploring and pursing paths to enhance stockholder value are needed on the Board.

We believe that urgent change is needed on the Pantry Board.  We have little confidence that the Board, as currently composed, is committed to taking the steps necessary to enhance stockholder value at Pantry over the next 5 to 10 years given the results of the last 10 years.  Therefore, we are soliciting your support to elect our Nominees at the Annual Meeting, who we believe would bring significant and relevant experience, new insight and fresh perspectives to the Board.

We Are Concerned with the Company’s Prolonged Underperformance

The current Board has presided over a prolonged underperformance.  Pantry’s Total Shareholder Returns over the last -1, -3, -5 and -10-year periods on an absolute basis and relative to its peers and the S&P 500 Index have been abysmal. The Company has delivered negative returns to shareholders over many consecutive years.

	1-Year	3-Year	5-Year	10-Year
Susser Holdings Corporation (SUSS)	46%	323%	367%	N/A
Alimentation Couche-Tard, Inc (ATD/B)	70%	214%	500%	666%
Casey's General Stores, Inc (CASY)	26%	67%	241%	357%

Peer Average	47%	201%	369%	511%

S&P 500	19%	39%	116%	58%

The Pantry, Inc (PTRY)	17%	-12%	-12%	-25%

Note: CST and MUSA do not have sufficient long-term data and does not include dividends reinvested.
Source: Bloomberg as of January 31, 2014.

Pantry continues to sustain massive losses as evident by the recent First Quarter of 2014 net loss of $5.1 million, $2 million greater than the reported net loss of $3.1 million in last year’s first quarter.  Further, merchandise gross margins continue to slip and are down nearly a full percentage point from the prior year’s quarter to 33.5% and fuel volumes have plummeted 4.3% versus the first quarter of last year.  The Company has not only failed to generate an adequate return from its ill advised capital expenditures, but has not seen efficiencies on the costs side.  Store operating and administrative expenses increased by $6.9 million from the same period last year and the Company announced on January 30, 2014 revised projected operating expenses for 2014 that are even higher than had been forecasted just 45 days earlier.

Pantry has had 4 CEOs in the past 5 years and in our view continues to lack a strategically coherent plan to manage the business effectively and stop the value destruction. The management exodus is apparently continuing with the recent resignation on February 14, 2014 of P. Joseph Venezia from his position as Senior Vice President, Operations. We understand that the current senior management is new and while we hope that they can turn the Company’s performance around, we believe that a successful turnaround of Pantry can only be achieved where there is effective oversight by a Board which includes highly-qualified shareholder representatives.

Pantry’s stock has dramatically underperformed over the past ten years.  Currently, Pantry is trading at 5.7x FY 2014E EV/Adjusted EBITDA based on consensus analyst estimate per Bloomberg, materially below its peers (SUSS, ATD/B and CASY).

We believe that Pantry’s dismal absolute and relative stock price performance demonstrates stockholders’ extreme frustration with the current performance and direction of the Company.  We believe the primary reason for Pantry’s long-term stock price underperformance is the continued deterioration of the Company’s consolidated financial performance as detailed above. We are also troubled by the multi-year declines in gas volumes in the fuel business, which appears to be continuing in the first quarter of 2014.

We Are Concerned With the Board’s Overly Lax Approach to Capital Allocation

Pantry has engaged in a significant capital spending program over the past 10 years. The Company has spent more than $900 million in total capital expenditures since 2004 while the stock price has gone from $22.70 at the end of 2003 to $14.61 as of January 31, 2014. This amounts to a cumulative shareholder loss of (35.6%).  Pantry estimates spending over $110 million in FY2014 which, based on historical returns on capital, will in our view likely not produce incremental EBITDA.

For example, the Company spent $88 million in capital expenditures in FY2013 and Adjusted EBITDA declined from $210 million to $202 million.  In fact, since FY2011, Adjusted EBITDA has declined from $232 million to $202 million while the Company has spent a cumulative $258 million in total capital expenditures.  This amounts to nearly 74% of a $350 million market capitalization company.

On a cumulative basis, over the last 10 years, the Company has generated approximately $1.5 billion on Cash Flow from Operations (CFO) while the Company has produced a negative return to shareholders.

Year	End of Period Stores	Total Capital Expenditures1	Cash Flow from Operations1
2004	1,361	$ 51,916	$ 116,972
2005	1,400	73,387	133,581
2006	1,493	96,826	154,263
2007	1,644	146,390	140,636
2008	1,653	109,496	157,504
2009	1,673	122,656	169,436
2010	1,638	101,127	154,825
2011	1,649	100,726	178,710
2012	1,578	69,261	144,017
2013	1,548	88,069	128,111

Totals		959,854	1,478,055

1 Amounts in thousands.
Note: Per SEC filings.

We Are Concerned With the Lack of Restaurant Experience on the Board Given the Company’s Focus on Expanding its Quick Service Restaurant Operations

The Pantry has more than 200 quick service restaurants in its stores (Subway being the largest) and continues to outfit its stores with more each quarter.  Based on Pantry’s current plan to build additional stores, we believe the Company could build more than 100 quick service restaurants in its current store base. Pantry’s competitors are already building restaurants in many of the same locations.  In our view, it is critical that Pantry should have directors with franchise, quick service and restaurant experience at such a time when Pantry is struggling to keep up with competitors and is spending significant amounts of capital on building this expertise.

We Are Concerned With the Lack of Sufficient Stock Ownership by the Current Board Members and the Resulting Misalignment of Interests

We believe the Board’s ineffectiveness at tackling the persistent destruction of shareholder value is in large part a function of a troubling misalignment of interests between the directors and Pantry’s shareholders.  Collectively, the members of the Board directly own less than 1% of the outstanding stock of the Company, excluding grant awards.  Since the beginning of 2010, Pantry’s directors have sold 22,096 shares of common stock in the open market and have purchased only 2,535 shares, according to the Company’s public filings.  We believe the Board’s collective lack of a substantial vested interest in shares of Pantry and the generous cash compensation paid to the outside directors may compromise the Board’s ability to properly evaluate and address the serious challenges facing the Company.

Further, there are directors who have received more than $1.2 million in cash and stock grants for their service on the Board over the past 7 years.  In some years, the payout exceeded $300,000.  If elected, our Nominees will seek to reduce directors’ fees paid in cash and restricted stock units by more than 80%.  We do not believe the current Board would execute on the above changes.  CPS currently intends to continue to hold a large interest in the Company over the long run.

We Believe Pantry’s Board is Stale and Needs More Than Reactive Changes to Improve Operational and Stock Performance

Change on the Board is critical to ensure renewed focus and commitment on delivering shareholder value. We believe Pantry’s current Board is stale with only one addition (Kathleen Guion) in the past 8 years. All other directors have at least 7-year tenures and some have served on the Board for over 10 years. In addition, the Board seems to add new members only when an incumbent retires from the Board rather than proactively and continually adding new talent and new perspectives to the Board.  Ms. Guion, for example, only joined the Board following the decision of an incumbent director not to stand for reelection. With two of the current directors recently announcing their intention not to stand for reelection at the upcoming 2014 Annual Meeting, the Board is once again only proposing to add a new member reactively due to retirements.  Given the Board’s record, such reactive additions give us little hope that the capability and performance of the Board will change for the better.

We Are Concerned With Pantry’s Poor Corporate Governance Practices and Limitations On Stockholder Rights

We are also concerned with the poor corporate governance that severely limits the ability of shareholders to seek effective change at Pantry.  Shareholders are prohibited from calling special meetings, cannot act by written consent without advance approval by the Board and can amend shareholder-unfriendly provisions in the Company’s organizational documents only by a prohibitively high supermajority vote.  If elected, our Nominees will work hard to improve corporate governance at Pantry by eliminating all these anti-shareholder provisions. We believe that the Board should not be able utilized Pantry’s corporate machinery to insulate itself and prevent change that would benefit all stockholders.

We Are Concerned With Pantry’s Poor Handling of its Obligations under its Debt Arrangements

On December 3, 2013 in a meeting with members of management and the Board of Pantry, CPS representatives highlighted concerns over the looming risk of Pantry breaching certain debt covenants under its Wells Fargo Loan Agreement.  Subsequently, on December 20, 2013, Pantry amended the Wells Fargo Loan Agreement  “to ensure additional financial cushion.”  We believe the amendment was necessitated in large part by Pantry’s poor performance and a lack of cash returns from its capital expenditures on remodels.  If elected, our Nominees will work to reset the focus on deleveraging the Company’s balance sheet through current cash flow and capital markets initiatives.

THERE IS A WAY FORWARD TO BETTER PERFORMANCE

We strongly believe that despite management and the Board’s apparent failures, Pantry’s assets remain strong and replete with potential for future growth and value enhancement over the coming 5 to 10 years.  If elected, our Nominees will aim to work with the rest of the Board to conduct a rigorous analysis of management and the Board’s current strategy on a rationally risk-adjusted basis, as well as a review of all available alternatives to enhance value.  Our Nominees are committed only to maximizing value for all stockholders over the long term.  On the basis of publicly available information, CPS believes a comprehensive rationalization of Pantry’s cost structure, business portfolio and capital structure can generate dramatic stock price appreciation and improved performance with the following steps.  If elected, our Nominees will seek to:

➢    explore opportunities to monetize the Company’s valuable real estate assets;

➢    reduce the Company’s net debt with any proceeds from a real estate monetization, decreased remodel capital expenditures and cash reserves;

➢    conduct rigorous strategic analysis of the Company’s business portfolio;

➢    reassess Pantry’s cost structure and seek opportunities to decrease the nearly +$100 million in G&A expenses spent in 2013;

➢    implement a risk-adjusted capital allocation strategy with strict criteria for return on invested capital;

➢    reduce remodeling costs, including through reevaluation and possible freezing of the proposed remodel program until ROIC is clearly articulated;

➢     focus on identifying and executing on incremental opportunities to drive additional revenue such as alternative quick service restaurant opportunities; and

➢   consider dividends and share buybacks once the Company is sufficiently de-levered.

These actions are directly within the control of the Board and management team and, we believe, represent a tremendous opportunity to improve the Company’s growth and margin profiles, simplify its cost structure, reduce balance sheet risk and produce significantly higher returns for stockholders.

OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

We have identified several highly-qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company. Further, we believe Pantry’s continued underperformance at this critical time for the future of the Company warrants the addition of direct stockholder representatives on the Board, whose interests are closely aligned with those of all stockholders and who will work constructively with the other members of the Board to protect the best interests of Pantry’s stockholders.

Todd E. Diener is Former executive officer of Brinker International, Inc. (“Brinker”) where he most recently served as the President of Chili’s Grill & Bar (“Chili’s”) and On the Border restaurants.  During this time, Chili’s was one of the largest casual dining restaurant chains in the world with more than 1,200 locations in the United States and 200 international locations in 28 countries.  In his role as President of Chili’s, Mr. Diener led all aspects of the brand, including finance, P&L, marketing, operations, real estate, human resources and franchising.  Prior to his role as President of Chili’s and On the Border, Mr. Diener served in the roles of Executive Vice President and Chief Operating Officer of Brinker, where he was responsible for more than 1,500 restaurants. Mr. Diener oversaw company-owned and franchised operations for On the Border, Macaroni Grill, Maggiano’s and Corner Bakery Café restaurants in the United States and 24 other countries. Mr. Diener’s over 28 years of experience in a senior capacity at Chili’s provide him with deep strategic and operational expertise in exploring ways to improve financial performance and maximize returns of a public retail company.

James C. Pappas is Managing Member of JCP Investment Management, LLC and sole member of JCP Investment Holdings, LLC.  Mr. Pappas is the Chairman of the Board and Chairman of the Compensation and Leadership Committee of Morgan’s Foods (OTC:MRFD), a public company that operates through wholly-owned subsidiaries KFC restaurants under franchises from KFC Corporation, Taco Bell restaurants under franchises from Taco Bell Corporation and Pizza Hut Express restaurants under licenses from Pizza Hut Corporation.  Previously, Mr. Pappas was with the Investment Banking / Leveraged Finance Division of Goldman Sachs Group, Inc. (NYSE:GS) where he advised private equity groups and corporations on appropriate leveraged buyout, recapitalization and refinancing alternatives, and prior to that with Banc of America Securities, where he focused on Consumer and Retail Investment Banking, providing advice on a wide range of transactions including mergers and acquisitions, financings, restructurings and buyside engagements.  As the Chairman of the Board of Morgan’s Foods, Mr. Pappas has deep understanding of the retail operations and effective oversight of a public company. Mr. Pappas also has significant experience in the valuation and management of investment securities, investment banking and corporate finance that give him unique ability to identify opportunities to unlock shareholder value.

Joshua E. Schechter is Director of Aderans Co., Ltd., a multi-national company engaged in hair-related business, and Executive Chairman of Aderans America Holdings, Inc. Mr. Schechter is a former Managing Director of Steel Partners Ltd., a privately owned hedge fund sponsor and co-President of Steel Partners Japan Asset Management, LP, a private company offering investment services. Mr. Schechter served on the Board of Directors of WHX Corporation (n/k/a Handy & Harman Ltd.) (NASDAQ: HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves and the Board of Directors of Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power industry and telecommunications infrastructure services. Mr. Schechter’s diverse experience in a variety of industries, including as a director of public companies creates a deep understanding of the productive avenues to enhance shareholder value and effectively oversee the Company.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of nine directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three Nominees, Todd E. Diener, James C. Pappas and Joshua E. Schechter.  Your vote to elect the Nominees will have the legal effect of replacing three incumbent directors of the Company with the Nominees.  If elected, the Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance stockholder value.  Even if CPS is successful in electing all three of the Nominees at the Annual Meeting, no change in control of the Board may be deemed to have occurred.  Based on its review of the Company’s material contracts and agreements, CPS believes that no change of control payments or Company obligations (through debt or otherwise) would become due or accelerated.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States.

Todd E. Diener, age 56, is a former executive officer of Brinker International, Inc. (“Brinker”), from November 1981 to December 2009.  At Brinker he most recently served as the President of Chili’s Grill & Bar (“Chili’s”) and On the Border restaurants.  During this time, Chili’s was one of the largest casual dining restaurant chains in the world with more than 1,200 locations in the United States and 200 international locations in 28 countries.  In his role as President of Chili’s, Mr. Diener led all aspects of the brand, including finance, P&L, marketing, operations, real estate, human resources and franchising.  Prior to his role as President of Chili’s and On the Border, Mr. Diener served in the roles of Executive Vice President and Chief Operating Officer of Brinker, where he was responsible for more than 1,500 restaurants. Mr. Diener oversaw company-owned and franchised operations for On the Border, Macaroni Grill, Maggiano’s and Corner Bakery Café restaurants in the United States and 24 other countries. Mr. Diener worked for Chili’s and its parent company, Brinker, for approximately 28 years. Mr. Diener currently serves on the boards of Taco Mac Sports Grill in Atlanta, since June 2012, Rosa Mexicano in New York, since October 2012, Nairobi Java House in Nairobi, Kenya and Snappy Salads in Dallas, since February 2013. Mr. Diener is also an active member of the Dallas board of St. Jude Children’s Research Hospital.

CPS believes that the Board will benefit from the depth of Mr. Diener’s over 28 years of retail senior executive experience and his strategic and operational experience in exploring ways in which to improve the Company’s financial performance and maximize returns.

James C. Pappas, age 32, has served as the Managing Member of JCP Investment Management, LLC (“JCP Management”) and the sole member of JCP Investment Holdings, LLC (“JCP Holdings”), the investment manager and general partner, respectively, of certain entities whose principal business is investing in securities, since June 2009.  Mr. Pappas also currently serves as the Chairman of the Board of Morgan’s Foods (OTC:MRFD), a public company that operates through wholly-owned subsidiaries KFC restaurants under franchises from KFC Corporation, Taco Bell restaurants under franchises from Taco Bell Corporation and Pizza Hut Express restaurants under licenses from Pizza Hut Corporation, since February 2012. Mr. Pappas is also the Chairman of the Compensation and Leadership Committee of Morgan’s Foods since January 2013.  From July 2007 until May 2009, Mr. Pappas was a private investor.  From June 2005 until June 2007, Mr. Pappas worked for The Goldman Sachs Group, Inc. (NYSE:GS) (“Goldman Sachs”), a multinational investment banking and securities firm, in their Investment Banking / Leveraged Finance Division. As part of the Goldman Sachs Leveraged Finance Group, Mr. Pappas advised private equity groups and corporations on appropriate leveraged buyout, recapitalization and refinancing alternatives.  Prior to Goldman Sachs, Mr. Pappas worked at Banc of America Securities, the investment banking arm of Bank of America (NYSE:BAC), a multinational banking and financial services corporation, where he focused on Consumer and Retail Investment Banking, providing advice on a wide range of transactions including mergers and acquisitions, financings, restructurings and buyside engagements.  Mr. Pappas has focused on restaurant operations and investments for more than a decade and brings significant industry experience to the Board.  Mr. Pappas received a BBA, and a Masters in Finance from Texas A&M University.

CPS believes that Mr. Pappas’ significant experience in the valuation and management of investment securities in addition to his experience in investment banking and corporate finance from his career with major investment banking firms will enable him to identify opportunities to unlock shareholder value.

Joshua E. Schechter, age 40, currently serves as Director of Aderans Co., Ltd. (“Aderans”), a multi-national company engaged in hair-related business, and is the Executive Chairman of Aderans America Holdings, Inc., Aderans’ holding company in the United States. From 2001 to 2013, Mr. Schechter served as Managing Director of Steel Partners Ltd., a privately owned hedge fund sponsor, and its affiliates. Mr. Schechter has served as co-President of Steel Partners Japan Asset Management, LP, a private company offering investment services, since 2008. From 2005 until 2008, Mr. Schechter served on the Board of Directors of WHX Corporation (n/k/a Handy & Harman Ltd.) (NASDAQ: HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves.  Mr. Schechter was also a member of the Board of Directors of Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power industry and telecommunications infrastructure services, from 2001 until 2003. Mr. Schechter earned an MPA in Professional Accounting, and a BBA from The University of Texas at Austin.

CPS believes that Mr. Schechter’s diverse experience in a variety of industries, including as a director of public companies creates a deep understanding of the productive avenues to enhance shareholder value and effectively oversee the Company.

The principal business address of Mr. Diener is 4901 Lorraine Dr., Frisco, Texas 75034. The principal business address of Mr. Pappas is c/o JCP Investment Management, LLC, 1177 West Loop South, Suite 1650, Houston, Texas 77027. The principal business address of Mr. Schechter is 269 South Irving Boulevard, Los Angeles, California 90004.

As of the date hereof, Mr. Pappas does not directly own any securities of the Company. Mr. Pappas, by virtue of his position with each of JCP Partnership and JCP Drawdown,  may be deemed to be the beneficial owner of an aggregate of 321,865 shares of Common Stock beneficially owned by JCP Partnership and JCP Drawdown, including 67,500 shares of Common Stock underlying certain call options exercisable within 60 days hereof. As of the date hereof, Mr. Schechter directly owns 13,838 shares of Common Stock. As of the date hereof, Mr. Diener does not own beneficially or of record any securities of the Company nor has he made any purchases or sales of any securities of the Company in the past two years.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the shares of Common Stock owned directly by the other members of the Group.  Each of the Nominees specifically disclaims beneficial ownership of such shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

JCP Partnership and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify Mr. Diener against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting and any related transactions.

On January 29, 2014, JCP Partnership, JCP Drawdown, JCP Partners, JCP Holdings, JCP Management, Lone Star Value Investors, Lone Star Value GP, Lone Star Value Management, Jeffrey E. Eberwein and the Nominees (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing Agreement”) in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, (b) the Group agreed to solicit proxies for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”).

Other than as stated herein, and except for compensation received by Mr. Pappas as an employee of JCP Management, there are no arrangements or understandings between members of CPS and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition, including Rule 5605(a)(2) and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under Pantry’s Amended and Restated Bylaws (the “Bylaws”) and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, we would identify and properly nominate such substitute nominees in accordance with the Company’s Bylaws and shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of CPS that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

While we currently intend to vote the CPS Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the CPS Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders.  Stockholders should understand, however, that all shares of Common Stock represented by the enclosed GOLD proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with CPS’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

ADVISORY (NONBINDING) VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “Say-on-Pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders approve, on an advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement for our Annual of Meeting of Stockholders to be held on March 13, 2014, including the Compensation Discussion and Analysis, the compensation tables, and the narrative executive compensation disclosure contained therein.”

According to the Company’s proxy statement, the stockholder vote on the Say-on-Pay Proposal is an advisory vote only, and it is not binding on the Company, the Board, or the Compensation Committee of the Board.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/“AGAINST”] THIS PROPOSAL.]

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2014 and is proposing that stockholders ratify such appointment.  The Company is submitting the appointment of Deloitte & Touche LLP for ratification of the stockholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, stockholder approval is not required to appoint Deloitte & Touche LLP as the Company’s independent registered public accounting firm, but the Company believes that submitting the appointment of Deloitte & Touche LLP to stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL 2014 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.]

PROPOSAL NO. 4

ADVISORY VOTE ON A SHAREHOLDER PROPOSAL REQUESTING A HUMAN RIGHTS REPORT

As discussed in further detail in the Company’s proxy statement, a shareholder of the Company has presented a proposal for consideration at the Annual Meeting if it is properly presented at such Annual Meeting by either of such shareholder or an authorized representative thereof in accordance with the Company’s Bylaws, Delaware law, SEC rules and other applicable requirements.  The shareholder has proposed the adoption of the following resolution:

“RESOLVED, that stockholders of The Pantry urge the Board of Directors to report to stockholders, at reasonable cost and omitting proprietary information, on The Pantry’s process for identifying and analyzing potential and actual human rights risks of The Pantry’s products, operations and supply chain (referred to herein as a “human rights risk assessment”) addressing the following:

Human rights principles used to frame the assessment
Frequency of assessment
Methodology used to track and measure performance
Nature and extent of consultation with relevant stakeholders in connection with the assessment
How the results of the assessment are incorporated into company policies and decision making

The report should be made available on The Pantry’s website no later than the 2015 annual meeting of stockholders.”

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE SHAREHOLDER PROPOSAL TO PROVIDE HUMAN RIGHTS REPORTS AND INTEND TO VOTE OUR SHARES [FOR/AGAINST] THIS PROPOSAL.]

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, CPS believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, [FOR/AGAINST] the approval of the Say-on-Pay Proposal, [FOR] the ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2014, and [FOR/ AGAINST] the shareholder proposal requesting human rights reports, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate nine candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect our three Nominees.  To the extent that nine directors are up for election at the Annual Meeting, stockholders who vote on the enclosed GOLD proxy card will also have the opportunity to vote for the candidate who has been nominated by the Company other than ______________, ______________, and ______________.  Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing stockholders to vote for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for our Nominees to also vote for certain of the Company’s nominees.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as a director if all or some of our Nominees are elected.

While we currently intend to vote the CPS Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the CPS Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders.  Stockholders should understand, however, that all shares of Common Stock represented by the enclosed GOLD proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with CPS’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 11,734,023 shares of Common Stock, which represents a majority of the 23,468,045 shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the Annual Meeting on the proposals relating to the election of directors, the Say-on-Pay Proposal, the ratification of the Company’s independent registered public accounting firm or the shareholder proposal regarding human rights reports.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on the proposals relating to the election of directors, the Say-on-Pay Proposal and the shareholder proposal requesting human rights reports.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections.  As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the nine nominees for director receiving the highest vote totals will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals ─ Stockholders may vote “FOR” or “AGAINST” or may “ABSTAIN” from voting on each of the other proposals.  Broker non-votes and abstentions will be counted for the purpose of determining whether a quorum is present, but broker non-votes will not be included for purposes of determining whether stockholder approval of a matter has been obtained. Because abstentions with respect to any matter are treated as shares present in person or represented by proxy and entitled to vote for the purposes of determining whether that matter has been approved by stockholders, abstentions will have the same effect as negative votes for Proposals 2, 3 and 4. Under applicable Delaware law, none of the holders of common stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GOLD proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with CPS’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to CPS in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company at 305 Gregson Drive, Cary, North Carolina 27511 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to CPS in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, InvestorCom may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by CPS.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of CPS have entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $_________, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  CPS has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  CPS will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that InvestorCom will employ approximately ____ persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by CPS.  Costs of this solicitation of proxies are currently estimated to be approximately $___________.  CPS estimates that through the date hereof its expenses in connection with this solicitation are approximately $___________.  CPS intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  CPS does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of CPS are participants in this solicitation.  The principal business of JCP Partnership is investing in securities.  The principal business of JCP Drawdown is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP Drawdown.  The principal business of JCP Holdings is serving as the general partner of JCP Partners.  The principal business of JCP Management is serving as the investment manager of JCP Partnership and JCP Drawdown.  The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings. The principal business of Lone Star Value Investors is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

The address of the principal office of each of JCP Partnership, JCP Drawdown, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1650, Houston, Texas 77027. The address of the principal office of each of Lone Star Value Investors, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

As of the date hereof, JCP Partnership directly owned 261,865 shares of Common Stock, including 67,500 shares of Common Stock underlying certain call options exercisable within 60 days hereof.  As of the date hereof, JCP Drawdown directly owned 60,000 shares of Common Stock. JCP Partners, as the general partner of each of JCP Partnership and JCP Drawdown, may be deemed the beneficial owner of 321,865 shares of Common Stock beneficially owned by JCP Partnership and JCP Drawdown, including 67,500 shares of Common Stock underlying certain call options exercisable within 60 days hereof.  JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of 321,865 shares of Common Stock beneficially owned by JCP Partnership and JCP Drawdown, including 67,500 shares of Common Stock underlying certain call options exercisable within 60 days hereof.  JCP Management, as the investment manager of each of JCP Partnership and JCP Drawdown, may be deemed the beneficial owner of 321,865 shares of Common Stock beneficially owned by JCP Partnership and JCP Drawdown, including 67,500 shares of Common Stock underlying certain call options exercisable within 60 days hereof.  Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of 321,865 shares of Common Stock beneficially owned by JCP Partnership and JCP Drawdown, including 67,500 shares of Common Stock underlying certain call options exercisable within 60 days hereof. As of the date hereof, Lone Star Value Investors beneficially owned 294,500 shares of Common Stock.  Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 294,500 shares of Common Stock beneficially owned by Lone Star Value Investors. Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 294,500 shares of Common Stock beneficially owned by Lone Star Value Investors. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the aggregate of 294,500 shares of Common Stock beneficially owned by Lone Star Value Investors.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 630,203 shares of Common Stock owned in the aggregate by all of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of JCP Partnership, JCP Drawdown and Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

CPS is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which CPS is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2015 Annual Meeting, be mailed by certified mail return receipt requested to the Company’s Corporate Secretary at The Pantry, Inc., 305 Gregson Drive, Cary, North Carolina 27511 and must be received by the Company’s Secretary on or before ______________, 2014.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2015 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters.  Therefore, to be presented at the 2015 Annual Meeting, such a proposal must be given on or after ____________, 2014 but no later than ____________, 2014.  If the date of the 2015 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be given not earlier than the close of business on the 120th day prior to and not later than the 90th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Additionally, if the number of directors to be elected is increased and there is no public announcement by the Company naming nominees at least 100 days prior to the first anniversary of this year’s annual meeting, a stockholder’s notice with respect to the additional directorships will be considered timely if delivered not later than the close of business on the tenth day following the date of the announcement.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2015 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by CPS that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C).  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Concerned Pantry Shareholders

_________________, 2014

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Class of Security	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

Common Stock	5,000	4/20/2012
Common Stock	(5,000)	4/27/2012
Common Stock	3,500	6/29/2012
Common Stock	(3,500)	8/09/2012
Common Stock	36,000	9/23/2013
Common Stock	22,600	9/24/2013
Common Stock	7,400	9/25/2013
Common Stock	12,000	9/26/2013
Common Stock	(1,126)	10/10/2013
Common Stock	(11,874)	10/11/2013
Common Stock	7,540	10/29/2013
Common Stock	1,000	11/11/2013
Common Stock	50,000	11/11/2013
Common Stock	25,000	11/12/2013
Common Stock	22,460	11/18/2013
Common Stock	7,540	11/19/2013
Common Stock	10,600	11/21/2013
Common Stock	3,092	11/22/2013
Common Stock	(30,000)	11/22/2013
Common Stock	(6,600)	11/29/2013
Common Stock	20,000	12/10/2013
Common Stock	(10,000)	12/23/2013
Common Stock	(19,000)	12/23/2013
Common Stock	12,733	01/02/2014
Common Stock	35,000	02/06/2014

Call Options	1,000(1)	11/27/2013
Call Options	24,600(1)	11/29/2013

Call Options	10,000(2)	11/27/2013

Call Options	8,300(3)	11/12/2013
Call Options	16,700(3)	11/14/2013

Call Options	42,500(4)	01/21/2014

Put Options	8,300(5)	11/12/2013
Put Options	16,700(5)	11/14/2013

JCP DRAWDOWN PARTNERSHIP, LP

Common Stock	10,600	12/02/2013
Common Stock	16,400	12/03/2013
Common Stock	7,000	12/04/2013
Common Stock	10,000	12/13/2013
Common Stock	6,000	12/17/2013
Common Stock	10,000	02/06/2014

LONE STAR VALUE INVESTORS, LP

Common Stock	10,000	10/31/2013
Common Stock	15,000	11/04/2013
Common Stock	10,000	11/08/2013
Common Stock	15,000	11/22/2013
Common Stock	25,000	12/02/2013
Common Stock	35,000	12/04/2013
Common Stock	25,000	12/05/2013
Common Stock	15,000	12/06/2013
Common Stock	300	12/10/2013
Common Stock	9,700	01/22/2014
Common Stock	4,483	01/23/2014
Common Stock	25,000	01/27/2014
Common Stock	15,000	12/06/2013
Common Stock	300	12/10/2013
Common Stock	9,700	01/22/2014
Common Stock	4,483	01/23/2014
Common Stock	25,000	01/27/2014
Common Stock	280	01/28/2014
Common Stock	8,300	01/28/2014
Common Stock	4,937	01/28/2014
Common Stock	1,700	01/28/2014
Common Stock	5,300	01/29/2014
Common Stock	5,000	01/29/2014
Common Stock	5,000	01/29/2014
Common Stock	5,000	01/29/2014
Common Stock	10,000	02/03/2014
Common Stock	15,000	02/03/2014
Common Stock	25,000	02/04/2014
Common Stock	9,100	02/07/2014
Common Stock	900	02/07/2014

Put Options	(20,000)(6)	11/12/2013
Put Options	(50,000)(6)	11/18/2013
Put Options	(15,000)(6)	11/19/2013
Put Options	(15,000)(6)	11/22/2013
Put Options	(10,000)(6)	11/25/2013
Put Options	(15,000)(6)	11/26/2013
Put Options	(75,000)(6)	11/27/2013
Put Options	(10,000)(6)	11/29/2013
Put Options	(15,000)(6)	12/03/2013
Put Options	(25,000)(6)	12/04/2013
Put Options	(25,000)(6)	12/05/2013

Put Options	(10,000)(7)	01/17/2014
Put Options	(15,000)(7)	01/21/2014
Put Options	(10,000)(7)	01/28/2014

Put Options	(25,000)(8)	01/21/2014
Put Options	(40,000)(8)	01/22/2014

Put Options	(25,000)(9)	02/05/2014

Put Options	(10,000)(10)	02/05/2014

Put Options	(15,000)(11)	02/10/2014

	JOSHUA SCHECHTER

Common Stock	300	10/29/2013
Common Stock	316	10/29/2013
Common Stock	100	10/29/2013
Common Stock	74	10/29/2013
Common Stock	100	10/29/2013
Common Stock	34	10/29/2013

Common Stock	100	10/29/2013
Common Stock	10	10/29/2013
Common Stock	100	10/29/2013
Common Stock	1,200	10/31/2013
Common Stock	1,800	10/31/2013
Common Stock	1,580	10/31/2013
Common Stock	124	10/31/2013
Common Stock	300	11/12/2013
Common Stock	100	11/12/2013
Common Stock	900	11/12/2013
Common Stock	700	11/12/2013
Common Stock	400	12/03/2013
Common Stock	200	12/03/2013
Common Stock	900	12/03/2013
Common Stock	100	12/03/2013
Common Stock	400	12/03/2013
Common Stock	2,000	01/28/2014
Common Stock	1,120	02/03/2014
Common Stock	780	02/03/2014
Common Stock	100	02/03/2014

(1)          Represents shares underlying call options purchased in the over the counter market. These call options expired on December 21, 2013. The per share exercise price of these call options is $10.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(2)          Represents shares underlying call options purchased in the over the counter market. These call options expired on December 21, 2013. The per share exercise price of these call options is $12.50. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(3)          Represents shares underlying call options purchased in the over the counter market. These call options expire on June 21, 2014. The per share exercise price of these call options is $20.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(4)          Represents shares underlying call options purchased in the over the counter market. These call options expire on June 21, 2014. The per share exercise price of these call options is $17.50. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(5)          Represents shares underlying put options sold in the over the counter market. These put options expire on June 21, 2014. The per share exercise price of these put options is $10.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(6)          Represents shares underlying put options sold in the over the counter market. These put options expired on December 21, 2013. The per share exercise price of these put options is $15.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(7)          Represents shares underlying put options sold in the over the counter market. These put options expire on February 22, 2014. The per share exercise price of these put options is $17.50. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(8)          Represents shares underlying put options sold in the over the counter market. These put options expire on March 22, 2014. The per share exercise price of these put options is $17.50. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(9)          Represents shares underlying put options sold in the over the counter market. These put options expire on March 22, 2014. The per share exercise price of these put options is $12.50. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(10)          Represents shares underlying put options sold in the over the counter market. These put options expire on June 21, 2014. The per share exercise price of these put options is $12.50. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

(11)          Represents shares underlying put options sold in the over the counter market. These put options expire on June 21, 2014. The per share exercise price of these put options is $15.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Company prior to exercise of the options.

SCHEDULE II

The following table is reprinted from the revised preliminary proxy statement filed by The Pantry, Inc. with the Securities and Exchange Commission on February 7, 2014.

The following table sets forth information, as of January 23, 2014 (or earlier for information based on SEC filings), regarding shares of our common stock owned of record or known to us to be beneficially owned by:

•	Each of our directors and nominees;

•	Our Chief Executive Officer, our Principal Financial Officer and each of our other named executive officers (as defined below);

•	All those known by us to beneficially own more than 5% of our outstanding common stock; and

•	All of our executive officers and directors as a group.

Except as otherwise indicated:

•
The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable; and

•	The address of each of the stockholders listed in this table is as follows: c/o The Pantry, Inc., P.O. Box 8019, 305 Gregson Drive, Cary, North Carolina 27511.

The percentages shown below have been calculated based on 23,456, 513 total shares of our common stock, $.01 par value, outstanding as of January 23, 2014. The information in this table is based solely on statements in filings with the SEC or other information believed by the Company to be reliable.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percentage of Class
Eagle Asset Management(2)	2,562,698	10.9%
BlackRock, Inc.(3)	2,030,863	8.7%
Dimensional Fund Advisors LP(4)	1,557,908	6.6%
The Vanguard Group(5)	1,236,078	5.3%
Dennis G. Hatchell(6)	217,297	*
B. Clyde Preslar(7)	43,280	*
Berry L. Epley(8)	57,314	*
Keith S. Bell(9)	189,194	*
Keith A. Oreson(10)	101,533	*
P. Joseph Venezia(11)	42,242	*
Robert F. Bernstock(12)	41,909	*
Paul L. Brunswick(13)	39,506	*
Thomas W. Dickson	—	*
Wilfred A. Finnegan(14)	39,672	*
Edwin J. Holman(15)	43,747	*
Terry L. McElroy(16)	42,827	*
Mark D. Miles(17)	31,172	*
Bryan E. Monkhouse(18)	34,972	*
Thomas M. Murnane(19)	41,909	*
Kathleen Guion(20)	4,086	*
All directors and executive officers as a group (18 individuals)(21)	1,099,527	4.7%

*	Less than 1.0%

(1)
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares to which the person has sole or shared voting power or investment power and also any shares that the person has the right to acquire within 60 days of January 23, 2014, through the exercise of any stock option or other rights. Any shares that a person has the right to acquire within 60 days of January 23, 2014 are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The number of shares beneficially owned and the description of such ownership contained herein are based solely on a Schedule 13G/A filed with the SEC on January 16, 2014 by Eagle Asset Management, Inc. (“EAM”). EAM has sole voting and dispositive power with respect to all of the shares. The business address of EAM is 880 Carillon Parkway, St. Petersburg, FL 33716.

(3)
The number of shares beneficially owned and the description of such ownership contained herein are based solely on a Schedule 13G/A filed with the SEC on January 30, 2014 by BlackRock, Inc. (“BlackRock”). BlackRock has sole voting power with respect to 1,962,295 shares, no shared voting power with respect to any of the shares and sole dispositive power with respect to all of the shares. The business address of BlackRock is 40 East 52nd Street, New York, New York 10022.

(4)
The number of shares beneficially owned and the description of such ownership contained herein are based solely on a Schedule 13G/A filed with the SEC on February 11, 2013 by Dimensional Fund Advisors LP (“Dimensional Funds”). Dimensional Funds has sole voting power with respect to 1,529,199 shares, no shared voting power with respect to any of the shares and sole dispositive power with respect to all of the shares. The business address of Dimensional Funds is Palisades West, Building One, 6300 Bee Cave Road, Austin Texas, 78746.

(5)
The number of shares beneficially owned and the description of such ownership contained herein are based solely on a Schedule 13G/A filed with the SEC on February 13, 2013 by The Vanguard Group (“Vanguard”). Vanguard has sole voting power with respect to 32,778 shares, no shared voting power with respect to any of the shares, sole dispositive power with respect to 1,205,200 shares and shared dispositive power with respect to 30,878 shares. The business address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(6)
Includes 16,456 shares of common stock, 164,915 shares of common stock subject to time or performance-based vesting restrictions, 27,702 shares of common stock subject to presently exercisable stock options and 8,224 shares of common stock subject to stock options exercisable within 60 days of January 23, 2014.

(7)
Includes 39,412 shares of common stock subject to time or performance-based vesting restrictions and 3,868 shares of common stock subject to stock options exercisable within 60 days of January 23, 2014.

(8)
Includes 3,984 shares of common stock, 27,112 shares of common stock subject to time or performance-based vesting restrictions and 26,218 shares of common stock subject to presently exercisable stock options.

(9)
Includes 37,049 shares of common stock, 61,710 shares of common stock subject to time or performance-based vesting restrictions and 90,435 shares of common stock subject to presently exercisable stock options.

(10)
Includes 25,115 shares of common stock, 57,776 shares of common stock subject to time or performance-based vesting restrictions and 18,642 shares of common stock subject to presently exercisable stock options.

(11)
Includes 2,294 shares of common stock, 34,121 shares of common stock subject to time or performance-based vesting restrictions and 5,827 shares of common stock subject to presently exercisable stock options.

(12)
Includes 26,143 shares of common stock, 5,766 shares of common stock subject to time or performance-based vesting restrictions and 10,000 shares of common stock subject to presently exercisable stock options.

(13)
Includes 23,740 shares of common stock, 5,766 shares of common stock subject to time or performance-based vesting restrictions and 10,000 shares of common stock subject to presently exercisable stock options.

(14)
Includes 23,906 shares of common stock, 5,766 restricted stock units representing the right to receive one share of common stock, which will vest within 60 days of January 23, 2014, and 10,000 shares of common stock subject to presently exercisable stock options.

(15)
Includes 27,981 shares of common stock, 5,766 shares of common stock subject to time or performance-based vesting restrictions and 10,000 shares of common stock subject to presently exercisable stock options.

(16)
Includes 27,061 shares of common stock, 5,766 restricted stock units representing the right to receive one share of common stock, which will vest within 60 days of January 23, 2014, and 10,000 shares of common stock subject to presently exercisable stock options.

(17)
Includes 15,406 shares of common stock, 5,766 shares of common stock subject to time or performance-based vesting restrictions and 10,000 shares of common stock subject to presently exercisable stock options. Mr. Miles has pledged 9,752 shares. The pledge was in effect prior to the Board’s April 2013 adoption of an amendment to our Securities Trading Policy to prohibit executive officers and directors from pledging shares of our stock.

(18)
Includes 19,206 shares of common stock, 5,766 shares of common stock subject to time or performance-based vesting restrictions and 10,000 shares of common stock subject to presently exercisable stock options.

(19)
Includes 26,143 shares of common stock, 5,766 shares of common stock subject to time or performance-based vesting restrictions and 10,000 shares of common stock subject to presently exercisable stock options.

(20)	Includes 4,086 shares of common stock subject to time or performance-based vesting restrictions.

(21)
Includes 296,859 shares of common stock, 514,584 shares of common stock subject to time or performance-based vesting restrictions, 11,532 restricted stock units representing the right to receive one share of common stock, which will vest within 60 days of January 23, 2014, 264,460 shares of common stock subject to presently exercisable stock options and 12,092 shares of common stock subject to stock options exercisable within 60 days of January 23, 2014.

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give CPS your proxy FOR the election of the Nominees and in accordance with CPS’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●	SIGNING the enclosed GOLD proxy card;

●	DATING the enclosed GOLD proxy card; and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the address set forth below.

65 Locust Avenue, Suite 302 New Canaan, CT 06840 Shareholders call toll free at (877) 972-0090 Banks and Brokers may call collect at (203) 972-9300

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED FEBRUARY 12, 2014

THE PANTRY, INC.

2014 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF CONCERNED PANTRY SHAREHOLDERS

THE BOARD OF DIRECTORS OF THE PANTRY, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints James C. Pappas and Jeffrey E. Eberwein, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of The Pantry, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2014 Annual Meeting of Stockholders of the Company scheduled to be held at ___ ________, ________, _________ _______ on Thursday, March 13, 2014 at __:__ _.m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Concerned Pantry Shareholders (“CPS”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, [“FOR”/“AGAINST”] PROPOSAL 2, [“FOR”] PROPOSAL 3 AND [“FOR”/“AGAINST”] PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with CPS’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

CPS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  [CPS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3 AND 4].

1.	CPS’s proposal to elect Todd E. Diener, James C. Pappas and Joshua Schechter as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Todd E. Diener James C. Pappas Joshua Schechter	[ ]	[ ]	[ ] ________________ ________________

CPS does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, CPS has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

CPS intends to use this proxy to vote (i) “FOR” Messrs. Diener, Pappas and Schechter and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors, other than __________, __________ and __________, for whom CPS is not seeking authority to vote for and will not exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

           Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares of Common Stock will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

GOLD PROXY CARD

2.	Company’s proposal to approve advisory (nonbinding) vote to approve named executive officer compensation.

☐FOR	☐AGAINST	☐ABSTAIN

3.
Company’s proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year ending September 26, 2014.

☐FOR	☐AGAINST	☐ABSTAIN

4.	Shareholder’s proposal to consider on an advisory (nonbinding) basis, if presented, a shareholder proposal requesting a human rights report.

☐FOR	☐AGAINST	☐ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.